UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

InsPro Technologies Corporation
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Gregory E. Deavens Chief Financial Officer Independence Health Group, Inc. 1901 Market Street Philadelphia, PA 19103 (215) 241-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778T 101		13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Health Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,600,000
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 50,600,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS AmeriHealth, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,600,000
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 50,600,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 45778T 101		13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Independence Blue Cross LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,600,000
	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 50,600,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45778T 101	13D	Page 5 of 6 Pages

Explanatory Note:

This Amendment No. 6 to Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with a  decrease in beneficially owned  shares of Common Stock (the "Shares") of InsPro Technologies Corporation (the "Issuer") resulting from the expiration of warrants of the Issuer. This Amendment No. 6 refers only to information that has materially changed since the filing by the Reporting Persons of Amendment No. 5 to Schedule 13D, and updates information regarding the Reporting Persons' directors, managers and executive officers.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Independence Health Group, Inc. ("IHG").
(ii)	AmeriHealth, Inc. ("AmeriHealth"), a wholly-owned subsidiary of IHG.
(iii)	Independence Blue Cross, LLC ("IBC LLC"), a wholly-owned subsidiary of AmeriHealth.

Item 2 of this Schedule 13D is hereby supplemented with the information set forth on Attachment A.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

Two previously-reported Warrants of the Issuer held by IBC LLC, originally issued on September 12, 2013 (for the purchase of 5,000,000 Shares) and on October 6, 2015 (for the purchase of 3,333,330 Shares), both expired in accordance with their terms on November 20, 2017. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, accordingly experienced a decrease of 8,333,330 in Shares beneficially owned.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)  IBC LLC owns (i) 2,500,000 shares of Series B Convertible Preferred Stock of the Issuer, which are convertible into 50,000,000 shares of Common Stock, and (ii)  a Warrant to purchase 30,000 shares of Series B Convertible Preferred Stock. IBC LLC and, through their ownership relationship with IBC LLC, AmeriHealth and IHG, may each be deemed to beneficially own 50,600,000 shares of Common Stock of the Issuer (or approximately 54.9% of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing).

The beneficial ownership percentage provided herein is based on shares of the Issuer's Common Stock outstanding on November 14, 2017, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017. The foregoing also reflects the expiration of Warrants as explained in Item 4 of this Schedule 13D, which is incorporated herein by reference.

(b)  See rows (7) through (10) of the cover pages for IBC LLC, AmeriHealth and IHG at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)  Except as described in Item 4 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any executive officer, or Director or Manager (as applicable) of the Reporting Persons, effected any transaction in the Issuer's securities during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The last sentence of Item 6 is amended and restated as follows:

Alan Krigstein has retired from service as an officer of the Reporting Persons but remains an employee of IBC LLC. He remains a member of the Issuer's Board of Directors at the request of IBC LLC.

CUSIP No. 45778T 101	13D	Page 6 of 6 Pages

SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDEPENDENCE BLUE CROSS, LLC
AMERIHEALTH, INC.
INDEPENDENCE HEALTH GROUP, INC.

/s/ Gregory E. Deavens
Gregory E. Deavens
Executive Vice President, Chief Financial Officer, and Treasurer
November 30, 2017

Attachment A

Board of Directors of IHG

The following is a list of the members of the Board of Directors of Independence Health Group, Inc. ("IHG"), setting forth their residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted (the headquarters address of IBC LLC is listed for certain retired directors). All directors listed are citizens of the United States.

Name	Position with IHG	Present Principal Occupation	Address/ Type of Business
Walter D'Alessio	Director, Chairman of the Board	Principal	NorthMarq Advisors, LLC 1600 Market Street, Suite 1300 Philadelphia, PA 19103 (real estate advisory services)
Charles P. Pizzi	Director, Vice Chairman of the Board	Retired	Tasty Baking Company 8601 Thomas Mill Terrace Philadelphia, PA 19128 (baked goods manufacturing)
Robert W. Bogle	Director	President	The Philadelphia Tribune 520-26 South 16th Street Philadelphia, PA 19146 (newspaper)
Nicholas DeBenedictis	Director	Chairman	Aqua America, Inc. 762 Lancaster Ave. Bryn Mawr, PA 19010 (water and wastewater services)
Joseph A. Frick	Director	Senior Advisor	Diversified Search One Commerce Square 2005 Market Street, St. 3300 Philadelphia, PA 19103 (executive search firm)
Patrick J. Eiding	Director	President	Philadelphia AFL-CIO 22 S. 22nd Street – 2nd Floor Philadelphia, PA 19103 (labor organization)
Patrick B. Gillespie	Director	Retired Business Manager (labor organization)	Independence Blue Cross Attn: Corporate Secretary, 43rd Floor 1901 Market Street Philadelphia, PA 19103
Nicholas A. Giordano	Director	Member of Board of Directors of mutual funds and a publicly-traded corporation	1755 Governor's Way Blue Bell, PA 19422
Daniel J. Hilferty	Director, President & CEO	President & CEO	Independence Blue Cross 1901 Market Street Philadelphia, PA 19103
Hon. Renee Cardwell-Hughes	Director	Retired Judge	Independence Blue Cross Attn: Corporate Secretary, 43rd Floor 1901 Market Street Philadelphia, PA 19103
Anne F. Kelly King	Director	Chief of Staff	Philadelphia City Council 332 City Hall Philadelphia, PA 19107 (city government)
Thomas A. Leonard, Esq.	Director	Partner/Chairman	Obermayer, Rebmann, Maxwell & Hippel One Penn Center, 19th Floor 1617 JFK Blvd. Philadelphia, PA 19103 (law firm)

Name	Position with IHG	Present Principal Occupation	Address/ Type of Business
Andrew L. Lewis, IV	Director	Consultant	356 Exeter Road Haverford, PA 19041
J. William Mills, III	Director	President	J. W. Mills & Associates, LLC 220 Gaskill Street Philadelphia, PA 19147 (consulting services)
Denis P. O'Brien	Director	Executive Vice President-Exelon Corp.; CEO-Exelon Utilities	Exelon 2301 Market Street, S26-1 Philadelphia, PA 19103 (energy company)
Michael V. Puppio, Jr., Esq.	Director	Partner (attorney)	Raffaele Puppio 19 W. Third Street Media, PA 19063 (law firm)
Pedro A. Ramos, Esq.	Director	President & CEO	The Philadelphia Foundation 1835 Market Street Suite 2410 Philadelphia, PA 19103 (community foundation)
William R. Sasso, Esq.	Director	Chairman	Stradley, Ronan, Stevens & Young, LLP 2005 Market Street Philadelphia, PA 19103 (law firm)
William R. Sautter	Director	President & CEO	Elliott-Lewis Corp. 2900 Black Lake Place Philadelphia, PA 19154 (facilities management/mechanical services)
Frank G. Spencer	Director	Second General Vice President	United Brotherhood of Carpenters 43C Kings Highway West Haddonfield, NJ 08033 (labor organization)
Daniel L. Woodall, Jr.	Director	Business Manager	Laborers' International Union of North America 740 Sandy Street Norristown, PA 19401 (labor organization)

Board of Directors of AmeriHealth and Board of Managers of IBC LLC

The individuals listed below are the members of both the Board of Directors of AmeriHealth, Inc. ("AmeriHealth") and the Board of Managers of Independence Blue Cross, LLC ("IBC LLC"). All are executive officers of IBC LLC, and their employment as such constitutes their principal occupation. Each named individual has a business address at 1901 Market Street, Philadelphia, PA  19103, and all are citizens of the United States.

Daniel J. Hilferty
Yvette D. Bright
Gregory E. Deavens
Paul A. Tufano, Esq.

Executive Officers of IHG, AmeriHealth and IBC LLC

The executive officers of IHG, AmeriHealth and IBC LLC are listed below. Each has a business address at 1901 Market Street, Philadelphia, PA  19103.  Positions shown are the present principal occupation of each named individual, and all are citizens of the United States.

Name

Daniel J. Hilferty
Yvette D. Bright
Anthony V. Coletta, M.D. (1)
Gregory E. Deavens
Regina Heffernan (1)
Thomas A. Hutton, Esq.
Brian Lobley (2)
Richard J. Neeson *
Marcy Feldman Rost (1)
Richard L. Snyder, M.D. (2)
Paula J. Sunshine (2)
Paul A. Tufano, Esq.

Michael R. Vennera (2)

(1) IHG and IBC LLC only.
(2) IBC LLC only.

*Retiring in 2017.

Position

President and Chief Executive Officer
Executive Vice President and Chief Operating Officer
Executive Vice President and President, Facilitated Health Networks
Executive Vice President, Chief Financial Officer and Treasurer
Senior Vice President and Chief Human Resources Officer
Senior Vice President, General Counsel & Corporate Secretary
Senior Vice President and President, Commercial & Consumer Markets
Executive Vice President and Chief Development and Innovation Officer
Senior Vice President, Chief Strategy and Communications Officer
Senior Vice President and Chief Medical Officer
Senior Vice President & Chief Marketing Executive
Chairman and Chief Executive Officer – AmeriHealth Caritas;
    Executive Vice President – Independence
Senior Vice President & Chief Information Officer